Exhibit 99.1

Sogou Announces Second Quarter 2018 Results

BEIJING, China, July 30, 2018 — Sogou Inc. (NYSE: SOGO) (“Sogou” or “the Company”), an innovator in search and a leader in China’s internet industry, today announced its unaudited financial results for the second quarter 2018, ended June 30, 2018.

Second Quarter 2018 Highlights

•                      Total revenues1 were $301.4 million, a 43% increase year-over-year.

•                      Net income attributable to Sogou Inc. was $33.2 million, a 41% increase year-over-year. Non-GAAP2 net income attributable to Sogou Inc. was $38.2 million, a 58% increase year-over-year.

“We continued to develop our twin growth engines — search and mobile keyboard — in the second quarter,” said Xiaochuan Wang, CEO of Sogou. “In search, we bolstered our differentiated services in key verticals, such as healthcare, where we added more authoritative content, leading to a solid increase in related search queries and click through rate. We also deepened our partnership with WeChat by providing more search services such as our encyclopedia and interactive Q&A platform. Overall, our core search business maintained solid growth with revenues increasing by 45% year-over-year. During the quarter, we enhanced functionality of the Sogou Mobile Keyboard to better meet user needs for smart interaction and expression. Our AI-powered innovations drove broader adoption of the Sogou Mobile Keyboard, with DAU increasing by 36% year-on-year to 380 million in the second quarter.”

Mr. Wang added, “Going forward, we remain committed to developing language-centered AI technologies in voice, translation and Q&A, which are well positioned to empower our search, mobile keyboard and smart hardware products. Sogou Search continuously improved its content quality and user experience with the ongoing refinement of our translation and Q&A technologies. In the month of June, Sogou Mobile Keyboard handled approximately 300 million voice inputs on average per day, up 54% year-on-year, and remained China’s largest voice mobile application. We have also applied our AI capabilities to greatly enhance the competitiveness of our recently launched hardware products, such as Sogou Travel Translator and Sogou Smart Recording Translator.”

Joe Zhou, CFO of Sogou, said, “We achieved solid results in the second quarter with revenue increasing 43% year-over-year and non-GAAP net income up by 58%. Looking forward, we expect that our third quarter revenues will be lower than anticipated due to the one-time impact of a regulatory investigation and steps taken to ensure our advertising practices are compliant with relevant regulations, and the adjustment of our smart hardware strategy. We are confident that our twin growth engines and AI-focused strategy will lead to sustainable growth over the long term.”

Second Quarter 2018 Financial Results

Total revenues were $301.4 million, a 43% increase year-over-year.

•                      Search and search-related revenues3 were $270.6 million, a 45% increase year-over-year. The increase was primarily due to strong growth in auction-based pay-for-click services, driven by improved monetization and continued traffic growth in mobile search. Auction-based pay-for-click services accounted for 84.7% of search and search-related revenues, compared to 83.0% in the corresponding period in 2017.

•                      Other revenues were $30.8 million, a 27% increase year-over-year. The growth was primarily due to increased revenues from sales of smart hardware products and Internet value-added services (or “IVAS”).

Cost of revenues was $179.7 million, a 70% increase year-over-year. Traffic acquisition cost, a primary driver of cost of revenues, was $135.7 million, a 91% increase year-over-year, representing 45.0% of total revenues, compared to 33.7% in the corresponding period in 2017. The increase was driven by price inflation as a result of increased competition.

Gross profit was $121.7 million, a 15% increase year-over-year. Non-GAAP gross profit was $121.9 million, a 16% increase year-over-year.

Total operating expenses were $96.8 million, a 21% increase year-over-year.

•                      Research and development expenses were $56.2 million, a 48% increase year-over-year, representing 18.7% of total revenues, compared to 18.1% in the corresponding period in 2017. The increase was primarily due to an increase in salary and benefits expenses, outsourced product development fees as well as share based compensation expense, reflecting our continued efforts to strengthen our AI capabilities.

•                      Sales and marketing expenses were $33.9 million, an 8% decrease year-over-year, representing 11.2% of total revenues, compared to 17.4% in the corresponding period in 2017. The decrease was primarily attributable to a decrease in marketing and promotional spending for our mobile products.

•                      General and administrative expenses were $6.7 million, a 27% increase year-over-year, representing 2.2% of total revenues, compared to 2.5% in the corresponding period in 2017. The increase was primarily due to an increase in share based compensation expense and salary and benefit expenses.

Operating income was $24.8 million, a 2% decrease year-over-year. Non-GAAP operating income was $29.9 million, a 14% increase year-over-year.

Income tax expense was $3.0 million, compared to income tax expense of $2.0 million in the corresponding quarter of 2017.

Net income attributable to Sogou Inc. was $33.2 million, a 41% increase year-over-year. Non-GAAP net income attributable to Sogou Inc. was $38.2 million, a 58% increase year-over-year.

Basic earnings per ADS were $0.09. Diluted earnings per ADS were $0.08. Non-GAAP basic and diluted earnings per ADS were $0.10 and $0.09 respectively.

As of June 30, 2018, the Company had cash and cash equivalents and short-term investments of $1.0 billion, compared with $1.1 billion as of March 31, 2018. Net loans receivable in the amount of $13.0 million represented amounts receivable under small consumer loans extended through the Company’s recently launched internet finance platform. Net operating cash inflow for the second quarter of 2018 was $12.5 million. Capital expenditures for the second quarter of 2018 were $20.2 million.

1 On a constant currency (non-GAAP) basis, if the exchange rate in the second quarter of 2018 had been the same as it was in the second quarter of 2017, or RMB 6.85=$1.00, total revenues in the second quarter of 2018 would have been $280.7 million, or $20.7 million less than GAAP total revenues, and up 33% year-over-year.

2 Non-GAAP results exclude share-based compensation expense. Explanation of the Company’s non-GAAP financial measures and related reconciliations to GAAP financial measures are included in the accompanying “Non-GAAP Disclosure” and “Reconciliations of Non-GAAP Results of Operation Measures to the Nearest Comparable GAAP Measures.”

3 The Company has adopted ASU No. 2014-09, ‘‘Revenue from Contracts with Customers” beginning January 1, 2018. The only major impact of the standard is that revenues and expenses related to advertising barter transactions are recognized beginning January 1, 2018. The impact for this quarter is approximately $5.6 million for both revenues, and cost of revenues and expenses.

Recent Developments

•                  Chinese regulatory authorities, including the Beijing Office of the Cyberspace Administration of China and the Beijing Administration for Industry and Commerce, initiated an investigation of Sogou after certain advertisements involving content that the authorities believed insulted a national hero were displayed on its platform. The advertisements were developed and reviewed by Douyin, a Chinese short-form video platform, and displayed on Sogou Search in June 2018. Following the investigation, the regulatory authorities instructed Sogou to amend its advertising practices. Sogou fully cooperated with the authorities in their investigation and the Company has taken steps to revise its advertising policies and audit procedures to ensure compliance with relevant regulations. In connection with implementing such remedial measures, Sogou suspended part of its advertising business for ten days commencing July 1, 2018. This is expected to result in a one-time reduction in revenues in the third quarter of 2018.

•                  Sogou recently adjusted its smart hardware strategy to better leverage the Company’s AI capabilities to improve product competitiveness. The adjustment followed the recent launch of two translation devices that were well-received in the market due to Sogou’s industry-leading translation technologies. As a result of the change in strategy, Sogou will phase out hardware products that are not AI-enabled, such as some legacy models of Teemo Smart Watch, and transition to products that integrate the Company’s leading AI technologies. Sogou expects that this will result in a reduction in hardware revenues in the second half of 2018.

Business Outlook

For the third quarter of 2018, Sogou expects total revenues to range from $275 million to $285 million, representing a 7% to 11% increase year-over-year. The guidance for the third quarter takes into account the one-time impact of the regulatory investigation, lower hardware sales following the adjustment of the smart hardware strategy, and the depreciation of the RMB.

For the third quarter 2018 guidance, the Company has adopted a presumed exchange rate of RMB 6.80 = $1.00, as compared with the actual exchange rate of approximately RMB6.66 = $1.00 for the third quarter of 2017, and RMB 6.38 = $1.00 for the second quarter of 2018.

Non-GAAP Disclosure

To supplement the unaudited consolidated financial information prepared in accordance with generally accepted accounting principles in the United States of America (“GAAP”), Sogou’s management uses non-GAAP measures of gross profit, gross margin, and net income that are adjusted from results based on GAAP to exclude the impact of share-based awards. These measures should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, GAAP results.

Sogou’s management believes that excluding share-based compensation expense is useful for management’s internal operating purposes and for investors. The amount of share-based compensation expense cannot be anticipated by management, and these expenses are not built into the Company’s annual budgets and quarterly forecasts, which generally will be the basis for information Sogou provides to analysts and investors as guidance for future operating performance. As share-based compensation expense does not involve subsequent cash outflow, Sogou does not factor in this expense when evaluating and approving expenditures or when determining the allocation of its resources to its business operations. As a result, in general, the Company’s monthly financial results for internal reporting and any performance measures for commissions and bonuses are based on these non-GAAP financial measures that exclude share-based compensation expense.

The non-GAAP financial measures are provided to enhance investors’ overall understanding of Sogou’s current financial performance and prospects for the future. A limitation of using non-GAAP gross profit, gross margin, and net income measures that exclude share-based compensation expense is that share-based compensation expense has been and is likely to continue to be a significant recurring expense in the Company’s business. In order to mitigate these limitations, the Company has provided specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables include details on the reconciliation between GAAP financial measures that are most directly comparable to the non-GAAP financial measures the Company has presented.

Safe Harbor Statement

This announcement contains forward-looking statements. It is currently expected that the Business Outlook will not be updated until release of Sogou’s next quarterly earnings announcement. However, Sogou reserves the right to update its Business Outlook at any time for any reason. Statements that are not historical facts, including statements about Sogou’s and Sogou management’s beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates, and projections, which involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, intense competition in the market for search and search-related services; our need to continually innovate and adapt in order to grow our business; our reliance on Tencent platforms for a significant portion of our user traffic; and uncertainty regarding the extent and reach of PRC governmental regulation of sponsored search. Further information regarding these and other risks is included in Amendment No. 2 to Sogou’s Registration Statement on Form F-1 (Registration No. 333-220928) filed with the Securities and Exchange Commission on November 6, 2017, and other documents Sogou files with or submits to the Securities and Exchange Commission.

Conference Call and Webcast

Sogou’s management team will host a conference call at 7:30 am U.S. Eastern Time, (7:30 pm Beijing/Hong Kong time) on July 30, 2018, following the quarterly results announcement.

The dial-in details for the live conference call are:

U.S. Toll Free: 1-888-346-8982

Mainland China: 4001-201203 (Toll Free)

Hong Kong: 800-905945 (Toll Free); +852-301-84992 (Local Toll)

International: +1-412-902-4272

Passcode: 8781674

Please dial in 10 minutes before the call is scheduled to begin. When prompted, ask to be connected to the Sogou Inc. call and provide the passcode.

A replay of the conference call may be accessed by phone at the following number until August 6, 2018:

International: +1-412-317-0088

Passcode: 10122131

A live webcast and archive of the conference call will be available on the Investor Relations section of Sogou’s website at http://ir.sogou.com.

About Sogou

Sogou Inc. (NYSE: SOGO) is an innovator in search and a leader in China’s internet industry. With a mission to make it easy to communicate and get information, Sogou has grown to become the second largest search engine by mobile queries and the fourth largest internet company by MAU in China. Sogou has a wide range of innovative products and services including the Sogou Input Method, which is the largest Chinese language input software for both mobile and PC. Sogou is also at the forefront of AI development and has made significant breakthroughs in voice and image technologies, machine translation, and Q&A, which have been successfully integrated into our products and services.

For investor enquiries, please contact:

Jessie Zheng

Sogou Investor Relations

Tel: +86 10 5689 8068

Email: zhengyan@sogou-inc.com

For media enquiries, please contact:

Rachael Layfield

Brunswick Group

Tel: +86 10 5960-8600

Email: sogou@brunswickgroup.com

SOGOU INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(UNAUDITED, IN THOUSANDS EXCEPT PER SHARE AMOUNTS)

	Three Months Ended
	Jun. 30, 2018	Mar. 31, 2018	Jun. 30, 2017
Revenues:
Search and search-related advertising revenues	$270,622	$220,374	$186,771
Other revenues	30,794	28,010	24,172
Total revenues	301,416	248,384	210,943
Cost of revenues(1)	179,749	154,023	105,462
Gross profit	121,667	94,361	105,481
Operating expenses:
Research and development (1)	56,223	46,634	38,114
Sales and marketing (1)	33,865	27,060	36,616
General and administrative (1)	6,748	6,400	5,305
Total operating expenses	96,836	80,094	80,035
Operating income	24,831	14,267	25,446
Interest income	1,763	3,467	2,139
Foreign currency exchange gain/(loss) (2)	6,136	(4,666)	(2,163)
Other income, net	3,427	4,386	131
Income before income tax expenses	36,157	17,454	25,553
Income tax expenses	2,997	2,144	2,027
Net income	33,160	15,310	23,526
Net income attributable to Sogou Inc.	$33,160	$15,310	$23,526
Less: Dividends attributable to preferred shareholders	—	—	7,023
Net income attributable to ordinary shareholders	$33,160	$15,310	$16,503
Weighted average number of ordinary shares outstanding—basic	388,409	386,840	237,772
Weighted average number of ordinary shares outstanding—diluted	395,163	395,698	270,104
Net income per ordinary share—basic	$0.09	$0.04	$0.07
Net income per ordinary share—diluted	$0.08	$0.04	$0.06
Net income per ADS—basic	$0.09	$0.04	$0.07
Net income per ADS—diluted	$0.08	$0.04	$0.06

(1)Share-based compensation expense included in:
Cost of revenues	$263	$219	$2
Research and development	3,637	3,186	628
Sales and marketing	427	353	25
General and administrative	720	521	4
	$5,047	$4,279	$659

(2) Foreign currency exchange gain/(loss), mainly arising from our cross-border RMB-denominated intragroup loans, is a result of depreciation or appreciation, respectively, of the RMB.

SOGOU INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(UNAUDITED, IN THOUSANDS)

	As of Jun. 30, 2018	As of Dec. 31, 2017
ASSETS
Current assets:
Cash and cash equivalents	$177,276	$694,207
Short-term investments	866,611	339,006
Accounts receivable, net	79,714	69,967
Loans receivables, net	13,039	—
Prepaid and other current assets	35,714	15,091
Due from related parties	5,380	2,971
Total current assets	1,177,734	1,121,242
Long-term investments	43,451	30,152
Fixed assets, net	142,336	139,209
Goodwill	5,834	5,908
Intangible assets, net	861	1,328
Deferred tax assets, net	11,733	15,006
Other assets	9,277	8,191
Total assets	$1,391,226	$1,321,036
LIABILITIES
Current liabilities:
Accounts payable	$80,060	$73,018
Accrued and other short term liabilities	152,436	164,269
Receipts in advance	73,816	66,199
Accrued salary and benefits	25,151	29,719
Taxes payable	50,903	56,481
Due to related parties	46,882	23,109
Total current liabilities	429,248	412,795
Total liabilities	$429,248	$412,795

SHAREHOLDERS’ EQUITY
Sogou Inc. shareholders’ equity	961,978	908,241
Total shareholders’ equity	961,978	908,241
Total liabilities and shareholders’ equity	$1,391,226	$1,321,036

SOGOU INC.

RECONCILIATIONS OF NON-GAAP RESULTS OF OPERATION MEASURES TO THE NEAREST COMPARABLE GAAP MEASURES

(UNAUDITED, IN THOUSANDS EXCEPT PER SHARE AMOUNTS)

	Three Months Ended Jun. 30, 2018				Three Months Ended Mar. 31, 2018				Three Months Ended Jun. 30 2017
	GAAP	Non-GAAP Adjustments(1)		Non-GAAP	GAAP	Non-GAAP Adjustments(1)		Non-GAAP	GAAP	Non-GAAP Adjustments(1)		Non-GAAP
Gross profit	$121,667		$263	$121,930	$94,361		$219	$94,580	$105,481		$2	$105,483

Gross margin	40%			40%	38%			38%	50%			50%

Operating expenses	$96,836		$(4,784)	$92,052	$80,094		$(4,060)	$76,034	$80,035		$(657)	$79,378

Operating Profit	$24,831		$5,047	$29,878	$14,267		$4,279	$18,546	$25,446		$659	$26,105

Operating margin	8%			10%	6%			7%	12%			12%

Income tax expenses	$2,997	$		$2,997	$2,144	$		$2,144	$2,027	$		$2,027

Net income	$33,160		$5,047	$38,207	$15,310		$4,279	$19,589	$23,526		$659	$24,185

Net income attributable to Sogou Inc.	$33,160		$5,047	$38,207	$15,310		$4,279	$19,589	$23,526		$659	$24,185

Net margin attributable to Sogou Inc.	11%			13%	6%			8%	11%			11%

(1) To exclude share-based compensation expense. This non-GAAP adjustment does not have an impact on income tax expense.

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